EXHIBIT 99.1
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NEWS RELEASE

FEBRUARY 17, 2004


ARC ENERGY TRUST CONFIRMS MARCH 15, 2004 CASH DISTRIBUTION AMOUNT
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CALGARY, FEBRUARY 17, 2004 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
confirms that the cash distribution to be paid on March 15, 2004 in respect of February production, for unitholders of record on February 29, 2004, will be $0.15 per trust unit. The ex-distribution date is February 25, 2004.

As at February 17, 2004, the Trust's trailing twelve-month cash distributions, including the February 16, 2004 payment, total $1.80 per trust unit.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $2.9 billion. The Trust currently has an interest in oil and gas production of approximately 55,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer


    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
         Telephone: (403) 503-8600              Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9